August 13, 2014

VIA EDGAR AND EMAIL
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    Forest City Enterprises, Inc.
Form 10-KT for year ended December 31, 2013
Filed on February 27, 2014
File No. 001 - 04372

Dear Mr. Woody:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated July 30, 2014 regarding your comments to the above-referenced filing. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-KT for year ended December 31, 2013

Note M. Net Gain on Disposition of Partial Interests in Rental Properties, pages 107 – 108

1.
We note you have recognized $496 million in gains related to the disposition of partial interests in rental properties during the 11 months ended December 31, 2013 as it relates to the QIC and New York Retail Joint Venture. For both joint ventures, please provide to us your accounting analysis of these two transactions pursuant to the guidance outlined within Topic 360-20 of the Financial Accounting Standards Codification. Your response should include your calculation of the gain to be recognized, address where the loan portion has been recognized within your financial statements, and explain how the loan portion and subsequent pay downs of the loan impact your analysis in determining full gain recognition.

Pursuant to ASC 970-323-30, transactions that are, in economic substance, sales should follow the guidance in ASC 360-20-40 (former FAS 66). Therefore, both the QIC and the New York Retail Joint Venture transactions were evaluated under ASC 360 for purposes of gain recognition on the transfer of the in substance real estate.

QIC Joint Venture

Forest City Enterprises, Inc. (the Company) sold 49% of its investment in eight regional malls to an affiliate of QIC. The criteria for profit recognition under the full accrual method pursuant to ASC 360-20-40 are as follows:

•	A sale is consummated (i.e. each party is bound by the terms of the contract, consideration has been exchanged, conditions precedent to closing have been performed);

•	The buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

•	The seller's receivable is not subject to future subordination; and

•	The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

Based on review of the signed Contribution and Sales Agreement and related Exhibits, a sale was consummated. The amount of cash payment received by the Company and its relation to sales value, as described in ASC 360, is calculated below. The Company withdrew cash from the ventures into which it contributed real estate, partially in the form of direct cash distributions and partially in the form of loans from the joint ventures to related entities of the Company. The cash the Company withdrew in the form of loans was with related entities not subject to this transaction. The related entities are legally obligated to pay interest on the loans and repay the loans at the maturity date. In addition, the loans are with recourse to the seller. As a result of these factors, the loan proceeds are not considered as part of the cash proceeds when determining the adequacy of the buyer’s initial investment.

ASC 360-20-55 provides that an adequate minimum initial investment expressed as a percentage of sales value for commercial and industrial property subject to long-term leases to parties with satisfactory credit ratings and current cash flow sufficient to service all indebtedness is 10%; an adequate minimum initial investment for single tenant properties sold to a buyer with a satisfactory credit rating is 15%; and all other properties require a 20% minimum initial investment. While each of the eight assets in this transaction was achieving the required level of cash flow to service all indebtedness, not all of the tenants were deemed creditworthy and some of the in-place leases were not long-term in nature. As such, an initial investment of 20% was deemed to be the appropriate threshold for the QIC transaction to qualify for gain recognition under the full accrual method (as appropriate for a partial sale as discussed below). Further, there were no other forms of continuing involvement that would otherwise preclude sale or profit recognition.

ASC 360-20-40-46 states that a sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if all of the following conditions are met: (a) the buyer is independent of the seller; (b) collection of the sales price is reasonably assured; and (c) the seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. QIC is independent of the Company; all sales proceeds due from QIC were paid in full at closing; and the Company is not required to support the operations of the 49% interest sold and there is no preferential return to either party.

In the QIC transaction the seller holds an equity interest in the joint venture. Therefore, as outlined in ASC 360-20-40-47, upon deconsolidation at the date of sale, the Company would qualify to recognize the part of the profit proportionate to the outside interests in the joint venture.

Under ASC 360-20-40, the adequacy of a buyer’s initial investment shall include the following:

•	Cash paid as a down payment;

•	The buyer’s notes supported by irrevocable letters of credit from an independent established lending institution;

•	Payments by the buyer to third parties to reduce existing indebtedness on the property; and

•	Other amounts paid by the buyer that are part of the sales value.

The consideration contributed to the joint venture by QIC consisted of $432,209,000 in cash and assumption of nonrecourse mortgage debt and the Company contributed real estate. The joint venture distributed cash of approximately $198,200,000 to the Company, with the remainder of the cash being provided to the Company in the form of loans from the joint venture to wholly owned subsidiaries of the Company. The loans are unconditional, legally enforceable obligations due at specified dates over a ten-year period bearing interest at 4.5% per annum. As each loan payable is the obligation of a wholly owned subsidiary, the loan payable and loan receivable are eliminated in consolidation. Pursuant to ASC 970-323-30-4, the investor that contributes real estate to a joint venture must withdraw cash (or other hard assets) and have no commitment to reinvest for the culmination of the earnings process to occur. The Company viewed the loan proceeds as assets that required a future contribution to the joint venture, and therefore, the loan proceeds did not qualify as assets received without the obligation to reinvest. As a result, the portion of cash proceeds received in the form of loans were excluded from the calculation to assess the adequacy of the buyer’s minimum initial investment.

All of the criteria pursuant to ASC 360-20-40 for full accrual of the partial sale as described above had been met at closing of the QIC transaction, including the buyer’s minimum initial investment exceeding 20%. The table below illustrates the calculation of the minimum initial investment expressed as a percentage of the sales value.

The minimum initial investment related to the QIC transaction was calculated as follows:

Sales value (Full and equity method assets)        $ 909,325,000
Less: Mortgage debt assumed                 477,116,000
Gross proceeds from QIC                $ 432,209,000*
Less: Loans payable to joint venture             234,041,000
Total cash received                    $ 198,168,000*
Cash received as a percentage of sales value          21.8%

(*Amounts presented in the Form 10-KT for the 11 months ended December 31, 2013 were net of transaction costs.)

As QIC’s initial investment exceeded 20% of the sales value and the remaining criteria pursuant to ASC 360-20-40 had been met, the Company concluded that full accrual gain recognition on the partial sale was appropriate upon closing. As such, subsequent pay down of the loans did not impact our analysis in determining gain recognition for this transaction as the minimum initial investment of 20% was met and the continuing investment was deemed adequate for full accrual gain recognition on this partial sale at closing.

Of the eight properties sold, seven were fully consolidated. The gain on these seven properties was calculated as follows:

Sales value                         $ 871,198,000
Less: Asset cost basis                     478,543,000
Total gain before closing costs                $ 392,655,000
Less: Closing costs                     11,028,000
Net gain on disposition of partial
interest in rental properties            $ 381,627,000

The gain on the eighth property, which was accounted for under the equity method of accounting, was calculated as follows:

Sales value                         $ 38,127,000
Less mortgage debt assumed                 28,220,000
Net asset value                      $ 9,907,000
Less: Negative investment balance              (17,678,000)
Total gain on interest sold before closing costs         $ 27,585,000
Less: Closing costs                      505,000
Net gain on equity method investment              $ 27,080,000

New York Retail Joint Venture

The Company sold 49% of its investment in 15 mature retail properties located in the Greater New York metropolitan area to an affiliate of Madison International Realty LLC (Madison). As with the QIC transaction, the criteria for profit recognition under the full accrual method pursuant to ASC 360-20-40 were considered.

Based on review of the signed Contribution and Sales Agreement and related Exhibits, a sale was consummated. The amount of cash payment received by the Company and its relation to sales value, as described in ASC 360, is calculated below. The Company withdrew cash from the joint ventures into which it contributed real estate, partially in the form of direct cash distributions and partially in the form of loans from the joint ventures to related entities of the Company. The cash the Company withdrew in the form of loans was with related entities not subject to this transaction. The related entities are legally obligated to pay interest on the loans and repay the loans at the maturity date. In addition, the loans are with recourse to the seller. As a result of these factors, the loan proceeds are not considered as part of the cash proceeds when determining the adequacy of the buyer’s initial investment.

We considered ASC 360-20-55 in determining the adequate threshold for the minimum initial investment expressed as a percentage of sales value for commercial property. These properties had a significant number of non-credit worthy tenants with short- term leases. As such, an initial investment of 20% was deemed to be the appropriate threshold for this transaction to qualify for partial gain recognition under the full accrual method (as appropriate for a partial sale as discussed below). Further, there were no other forms of continuing involvement that would otherwise preclude sale or profit recognition.

ASC 360-20-40-46 states that a sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if all of the following conditions are met: (a) the buyer is independent of the seller; (b) collection of the sales price is reasonably assured; and (c) the seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. Madison is independent of the Company; all sales proceeds due from Madison were paid in full at closing; and the Company is not required to support the operations of the 49% interest sold and there is no preferential return to either party.

In the New York Retail Joint Venture transaction, the seller holds an equity interest in the joint venture. Therefore, as outlined in ASC 360-20-40-47, upon deconsolidation at the date of sale the Company would qualify to recognize the part of the profit proportionate to the outside interests in the joint venture.

The Company contributed the real estate to the joint ventures. The consideration contributed to the joint ventures by Madison consisted of cash of $178,286,000 and assumption of nonrecourse mortgage debt. The joint ventures distributed cash of $49,661,000 to the Company, with the remainder of the cash being provided to the Company in the form of loans from the joint venture to wholly owned subsidiaries of the Company. The loans are unconditional, legally enforceable obligations due at specified dates over a five-year period bearing interest at

5.0% per annum. As each loan is the obligation of a wholly owned subsidiary, the loan payable and loan receivable are eliminated in consolidation. Pursuant to ASC 970-323-30-4, the investor that contributes real estate to a joint venture must withdraw cash (or other hard assets) and have no commitment to reinvest for the culmination of the earnings process to occur. The Company viewed the loan proceeds as assets that required a future contribution to the joint venture, and therefore, the loan proceeds did not qualify as assets received without the obligation to reinvest. As a result, the portion of cash proceeds received in the form of loans were excluded from the calculation to assess the adequacy of the buyer’s minimum initial investment.

The minimum initial investment related to the New York Retail Joint Venture was calculated as follows:

Sales value $ 423,238,000
Less: Mortgage debt assumed             244,952,000
Gross proceeds from Madison             $ 178,286,000
Less: Loans payable to a joint venture             128,625,000
Total cash received                 $ 49,661,000
Cash received as a percentage of sales value           11.7%

All of the criteria pursuant to ASC 360-20-40 had been met at closing of the New York Retail Joint Venture transaction, except for the buyers’ minimum initial investment exceeding 20%. The buyers initial investment per above was calculated as 11.7%; thus the transaction did not qualify for full gain recognition upon closing. As such, only 11.7% of the entire partial gain was recognized during the year ended January 31, 2012, with the remaining portion being recorded as deferred revenue.

Gain calculation:
Sales Value                         $ 423,238,000
Less: Asset cost basis                     287,436,000
Total gain before closing costs                $ 135,802,000
Less: Closing costs                     5,997,000
Net gain on disposition of partial interest
in rental properties                $ 129,805,000
Percentage of gain to be recorded                 11.7%

Gain recognized in fiscal 2011
Via the installment method     $ 15,340,000
Less: Closing costs not deferred             5,779,000
Total gain recognized in fiscal 2011              $ 9,561,000

Net gain remaining (Deferred)     $ 114,465,000

ASC 360-20-55-12 states that if after adoption of the installment method the transaction meets the requirements for full accrual method of recognizing profit, the seller may then change to the full accrual method.

The subsequent pay down of the loans by the wholly owned subsidiaries and distribution of cash from the joint venture to the Company is deemed additional receipt of sale proceeds by the Company. During the eleven months ended December 31, 2013, the Company received an additional $35,900,000 cash distribution from the joint venture as a result of certain loan paydowns.

The updated minimum initial investment calculation was calculated as follows:

Sales proceeds deemed received at closing (per above)    $ 49,661,000
Additional sales proceeds received in 2013             35,900,000
Total sales proceeds received as of December 31, 2013    $ 85,561,000
Sales value (per above)                         $ 423,238,000
Sales proceeds received as a percentage of sales value         20.2%

The receipt of the additional cash in 2013 resulted in the 20% minimum initial investment being met and thus the deferred gain on the transaction of $114,465,000 was recognized during the eleven months ended December 31, 2013.

The subsequent pay down of the loans did not impact our analysis in determining partial gain recognition for this transaction as the minimum initial investment of 20% was met and the continuing investment was deemed adequate for partial gain recognition at closing.

Form 10-Q for the period ended March 31, 2014

1.
Please revise future periodic filings to include a statement of whether all adjustments are of a normal recurring nature. If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

We will revise future periodic filings to include a statement of whether all adjustments are of a recurring nature, when applicable. This statement was included in our Form 10-Q for the quarterly period ended June 30, 2014, which was filed on August 6, 2014.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Wilson K. Lee